ECO PLANET CORP.

93 S Jackson St, #34786

Seattle, WA 98104-2818

Tel: 888 375 8633

Fax: 866 885 5653

                                                                                             April 25, 2012

Via Edgar

Mara L Ransom

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	Eco Planet Corp.
Amendment 4 to Registration Statement on Form S-1
File No. 333-179130

Dear Ms. Ransom:

Eco-Planet Corp., acknowledges receipt of the letter dated April 24, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Fourth Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1. We note your response to comment one in our letter dated April 13, 2012, as well as your revised disclosure. Please further revise your prospectus as follows:

☐ On the prospectus cover page, please disclose that you are a shell company. (page

☐ In the prospectus summary, please disclose that you are a shell company.

☐ In the section “Market for Securities,” please disclose that you are a shell company and revise your disclosure about Rule 144 to address the limitations on the ability of security holders to use Rule 144 because you are a shell company.

Response: Revised. We have revised our disclosure to reflect the Staff’s concerns in comment 1. Please see Fourth Amended Draft.

Risk Factors, page 6

5. There is a web site called www.ecoplanet.com…, page 7

2. We note your response to comment three in our letter dated April 13, 2012. Please revise your risk factor to acknowledge that, notwithstanding the fact that you do not anticipate any legal challenge to the use of your company's name, because other parties have similar names, there is a risk that you could be exposed to legal proceedings because of your name. To the extent that they are foreseeable, please address what you believe the material legal consequences of such proceedings might be.

Response: Revised. We have revised our disclosure in this risk factor to reflect the Staff’s concerns in comment 2. Please see Fourth Amended Draft.

Business, page 20

3. Please disclose in the first paragraph of this section that you initially intend to do business only in Israel.

Response: Revised. Please see Fourth Amended Draft.

* * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,
/s/
Elka Yaron
President
cc:	Dietrich King
Daniel Leslie